United Technologies Corporation

United Technologies Building

1 Financial Plaza

Hartford, CT 06101

Office of the Corporate Secretary

February 25, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Supplemental Information Regarding United Technologies Corporation

Definitive Proxy Statement on Schedule 14A Filed February 25, 2011

File No. 001-00812

Ladies and Gentlemen:

On behalf of United Technologies Corporation (“UTC”), this letter is being submitted in order to provide the Commission with supplemental information concerning UTC’s definitive proxy statement filed today, as required by Instruction 5 to Schedule 14A, Item 10(c) (“Instruction 5”).

In its definitive proxy statement, UTC seeks shareowner approval for an amendment to its 2005 Long-Term Incentive Plan, including an increase in the number of shares of UTC Common Stock available for equity-based awards under the Plan.

Instruction 5 states that “[t]he Commission shall be informed, as supplemental information, when the proxy statement is first filed, as to when the options, warrants or rights and shares called for thereby will be registered under the Securities Act . . . .”

Accordingly, we supplementally advise you that if the proposed amendment is approved by shareowners at UTC’s Annual Meeting on April 13, 2011, UTC plans to file a registration statement with respect to the additional shares as soon as reasonably practicable thereafter.

If the Staff should have any questions regarding this matter or require any further information, please call the undersigned at (860) 728-7836.

Sincerely,

/s/ Charles F. Hildebrand

Charles F. Hildebrand

Associate General Counsel and Assistant Secretary